Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	3 Months Ended March 31, 2014
Pre-tax income from continuing operations	3,555	3,150	2,827	1,058	1,675	(384)
Plus: (Income) or loss from equity investees	3	—	1	91	(10)	19
Less: Capitalized interest	(49)	(38)	(49)	(67)	(54)	(15)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,509	3,112	2,779	1,082	1,611	(380)
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	162	191	219	402	445	105
Interest component of rental expense (a)	212	222	220	291	248	70

Total fixed charges	374	413	439	693	693	175

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,883	3,525	3,218	1,775	2,304	(205)
Ratio of earnings to combined fixed charges	10.4	8.5	7.3	2.6	3.3	(1.2	)(b)

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
(b)

Due to the loss for the 3 months ended March 31, 2014, the ratio coverage was less than 1:1. Generation would have needed to generate additional earnings of $380 million to achieve a ratio coverage of 1:1